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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

TD Banknorth Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87235A 10 1
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87235A 10 1	Page	2	of	6

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		129,869,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		129,869,311

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	129,869,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.89%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

* Percentage ownership based on 228,299,728 shares of Issuer Common Stock outstanding as of October 19, 2006, as provided by the Issuer.

Item 1. Security and Issuer
      This Amendment No. 7 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005, Amendment No. 4 thereto filed on February 8, 2006, Amendment No. 5 thereto filed on March 3, 2006 and Amendment No. 6 thereto filed on April 21, 2006 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.
Item 2 Identity and Background
      Item 2 of the Statement is hereby amended and supplemented by the following:
      Schedule I to the Statement is amended and supplemented as set forth in Schedule I hereto.
Item 3. Source and Amount of Funds or Other Consideration
      Item 3 of the Statement is hereby amended and supplemented by the following:
      TD currently expects that any purchases made as described in Item 4 will be funded from TD’s cash on hand.
Item 4. Purpose of Transaction
      Item 4 of the Statement is hereby amended and supplemented by the following:
      TD currently intends, subject to market conditions, capital conditions, general economic, market and industry conditions and prospects and other considerations, to increase its ownership percentage of the securities of the Issuer, possibly up to the maximum ownership level permitted by the Stockholders Agreement of 66 2/3% of the outstanding voting securities of the Issuer. As previously disclosed, this increase in ownership percentage could be effected by the acquisition of additional shares of Issuer Common Stock or other securities of the Issuer directly from the Issuer (including in connection with and/or to fund acquisitions by the Issuer of other banking organizations), through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of its rights under the Stockholders Agreement or otherwise. However, TD is not under any obligation to make any acquisition of shares of Issuer Common Stock. TD may determine to acquire the full number of shares of Issuer Common Stock that would increase its ownership percentage to the maximum permitted by the Stockholders Agreement, some number of shares less than that amount, or no shares at all.
      In addition, as previously disclosed, TD intends to review from time to time its investment in the Issuer and the Issuer’s business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, TD may consider from time to time alternative courses of action as permitted by the Stockholders Agreement. Subject to the terms of the Stockholders Agreement, these actions may constitute a “going-private transaction” and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s certificate of incorporation or bylaws, (iv) delisting of the Issuer Common Stock from the NYSE (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Issuer Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and/or (vi) other events comparable to those enumerated above. Alternatively, and consistent with the terms of the Stockholders Agreement and subject to market conditions and other considerations, TD may sell all or a portion of the securities of the Issuer owned by TD in the open market, in privately negotiated transactions, through a public offering or otherwise.
Item 5. Interest in Securities of the Issuer
      Item 5 of the Statement is hereby amended and supplemented by the following:
      (a) (i) As of October 19, 2006, TD was the beneficial owner of 129,869,311 shares of Issuer Common Stock, representing approximately 56.89% of the outstanding Issuer Common Stock, based on a total of 228,299,728 shares outstanding as of October 19, 2006, as provided to TD by the Issuer. Of these 129,869,311 shares, 800 shares are owned by a mutual fund advised by TD Asset Management Inc. (“TDAM”), an institutional investment manager and wholly-owned subsidiary of TD, in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power; such shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
      (ii) Except for Mr. Ryan, Mr. Bennett and Mr. Prezzano, none of the individuals listed on Schedule I beneficially own any shares of Issuer Common Stock. Mr. Ryan beneficially owns 1,218,376 shares of Issuer Common Stock, representing less than 1% of the outstanding Issuer Common Stock. This number includes 39,803 shares of Issuer Common Stock over which Mr. Ryan has voting power under the Issuer’s 401(k) Plan and options to purchase 1,164,725 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof. Each of Mr. Bennett and Mr. Prezzano beneficially own 6,844 shares of Issuer Common Stock, which number includes, in each case, options to purchase 4,000 shares of Issuer Common Stock granted pursuant to the Issuer’s stock option plans which are exercisable within 60 days from the date hereof.

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE TORONTO-DOMINION BANK
By:      /s/ NORIE CAMPBELL
Name: Norie Campbell
Title: Vice President, Legal
Dated: October 24, 2006

SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE TORONTO-
DOMINION BANK
      Schedule I to the Statement is hereby amended and supplemented as follows:
      (i) Under “Directors,” the following individual is added:

Name	Present Principal Occupation or Employment and
Address

Irene Ruth Miller (United States citizen and Canadian citizen)	Chief Executive Officer and Director Akim, Inc. 186 Riverside Drive Apt. 10E New York, New York 10024-1007
      (ii) Under “Directors,” the information with respect to William J. Ryan and Helen K. Sinclair is amended and restated as follows:

Name	Present Principal Occupation or Employment and
Address

William J. Ryan (United States citizen)	Chairman and Chief Executive Officer TD Banknorth Inc. P.O. Box 9540 Two Portland Square Portland, Maine 04112-9540

Helen K. Sinclair	Chief Executive Officer
BankWorks Trading Inc.
55 University Avenue
Suite 1800
Toronto, Ontario
M5J 2H7
      (iii) Under “Executive Officers,” the following individual is added:

Name	Present Principal Occupation or Employment and
Address

Francis Joseph McKenna	Deputy Chair
TD Bank Financial Group
TD Tower, 66 Wellington Street West
4th Floor
Toronto, Ontario
M5K 1A2
      (iv) Under “Executive Officers,” the information with respect to Bharat B. Masrani is amended and restated as follows:

Name	Present Principal Occupation or Employment and
Address

Bharat B. Masrani	Vice Chair, The Toronto-Dominion Bank President, TD Banknorth Inc. P.O. Box 9540 Two Portland Square Portland, Maine 04112-9540